Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:    Plains Exploration & Production Company

Commission File No.:    001-31470

Investor Presentation

PXP

Plains Exploration & Production

February 2003

Forward Looking Statements and Additional Information

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP's filings with the Securities and Exchange Commission.

PXP

1

Plains Exploration & Production

Overview of Combined Company

- James C. Flores – Chairman and CEO

- John T. Raymond – President and COO

- Stephen A. Thorington – Executive Vice President and CFO

PXP

2

Deal Terms

Introduction

Consideration:	◆ 0.85 shares of Plains Exploration & Production Company ("PXP") stock plus $8.50 per share in cash (50% cash / 50% stock) ◆ Exchange ratio subject to adjustment if PXP's stock price is lower than $7.65 or higher than $12.35 (equates to $15 and $19 per 3TEC share)
Per Share Value:	◆ $16.97 per share based on PXP's January 31, 2003 closing price of $9.96
Voting Agreement:	◆ ~12% of PXP shares and ~22% of 3TEC shares subject to Voting Agreements
Expected Accounting / Tax Treatment:	◆ Purchase accounting ◆ Cash portion taxable, stock portion tax-free to 3TEC shareholders
Conditions:	◆ PXP's and 3TEC's shareholder approval ◆ Tax opinions (368(a) and 355(a))
Board Representation:	◆ Board of Directors to increase by two members to be nominated by 3TEC

PXP

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Transaction Metrics

Introduction

Implied 3TEC Share Price (1)	$16.97
3TEC Equity Value	$319
Total Transaction Value	$432
Transaction Metrics:	
$ / Proved Reserves ($/Mcfe) (2)	$1.19
Share Price / 2003E EPS (3)	11.8x
Share Price / 2003E CFPS (3)	3.9x

1. *Based on PXP's January 31, 2003 closing price of $9.96.*
2. *Assumes $80 million in non-proved value.*
3. *Based on 3TEC's First Call consensus estimates as of January 31, 2003.*

PXP

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Transaction Rationale

Introduction

- **Transforming Transaction**
  - Increased scale and scope creates platform and catalyst for growth in new core area
    - Pro forma company will have over 300 MMBOE of proved reserves
  - Growth catalyst
    - Significant exploration potential in South Louisiana
  - Enhances functional diversification
    - Combined capital allocation
  - Highly accretive transaction economics
    - Accretive to earnings and cash flow
- **Establishes New Core Area**
  - Geographic balance enhances combined company's risk profile
- **Improves Commodity Balance**
  - Improved commodity balance enhances risk profile
  - Pro forma gas / oil mix of 37% / 63% on production basis

Pro Forma Geographic Reserves

South TX 2%
Gulf Coast 3%
East TX 9%
Other 11%
Offshore CA 1%
Onshore CA 74%

Pro Forma Geographic Production

Gulf Coast 19%
Other 11%
South TX 3%
East TX 15%
Onshore CA 42%
Offshore CA 10%

PXP

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Transaction Rationale

Introduction

Combined Operations

Total Combined Reserves – 302 MMBOE

223 MMBOE
4 MMBOE
26 MMBOE
8 MMBOE
27 MMBOE
9 MMBOE
5 MMBOE

PXP

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Oil and Gas Properties – Combined

Overview of Combined Company

- 302 MMBOE Proved Reserves (@ 12/31/02)
- 81% Crude Oil, 19% Gas
- Total Proved R/P ratio of 20 year
  - 58% Proved Developed Reserves (12 yr. R/P)
- Development: East Texas & California Onshore
- Exploitation: South Louisiana & Inglewood Deep
- Exploration: South Louisiana & Rocky Point

PXP

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PXP Pro Forma Activity Areas

Overview of Combined Company

Production & Development

New Mexico
Oklahoma
Illinois
Pt Arguello
L A Basin
Montebello
Arroyo Grande
Mt Poso
East Texas
Permian Basin
Production/Development
South Texas
South Louisiana

PXP

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Development Inventory

Overview of Combined Company

	2003	2004	2005	2006	2007	Total
Inglewood "Shallow"	20	26	33	38	32	149
San Vicente	4	2	5	-	-	11
Montebello	-	10	23	11	11	55
Arroyo Grande	18	40	40	40	40	178
Mount Poso	97	100	-	-	-	197
Illinois	43	42	39	34	34	192
East Texas	36	31	31	28	-	126
So. TX, OK. Other	14	8	-	-	-	22
Total	**232**	**259**	**171**	**151**	**117**	**930**

PXP

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PXP Pro Forma Activity Areas

Overview of Combined Company

Exploitation

Pt Arguello
L A Basin
- Inglewood Deep
Montebello
Arroyo Grande
Mt Poso
New Mexico
Permian Basin
Oklahoma
East Texas
South Texas
South Louisiana
Illinois
Production/Development
Exploitation

PXP

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Exploitation Inventory

Overview of Combined Company

Field	County / Parish	Operator	Prospects	Average NRI	Unrisked Net MMBOE
Inglewood Deep	Los Angeles	Plains E&P	100+	85%	87.0
Brenton/Chandl/Main Pass	Plaquemines	3TEC/Century	8	40%	14.0
Garden City	St. Mary	3TEC	2	40%	3.3
Bay de Chene	Lafourche	3TEC	2	22%	1.2
Others	TX/OK	3TEC, Others	13	40%	0.8
Total Prospects			**125+**		**106.3**

PXP

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California Exploitation

Overview of Combined Company

Inglewood Field – Shallow and Deep Reservoirs

Vickers
Rindge
Rubel
Moynier
COI

Vickers/Rindge (Proven Reserves)

Various Deep Zones (Potential Reserves)

PXP

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Inglewood Deep Composite Type Log

Overview of Combined Company

RUBEL
ZONE
MOYNIER
ZONE

BRADNA
ZONE
CITY OF
INGLEWOOD
ZONE

NODULAR SH
SENTOUS
ZONE

PXP

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PXP Inglewood Deep Development Sentous Reservoir

Overview of Combined Company

TYPE LOG
FEDERAL SMITH #4
Sentous

PXP INGLEWOOD DEEP DEVELOPMENT
SENTOUS RESERVOIR
INGLEWOOD FAULT
Redevelopment Potential
Exploitation Potential
Limited Potential

SENTOUS ZONE PARAMETERS

Est. OOIP	Cum. Prod.	Total Redevelopment & Exploitation Potential	Rf %
108.4 MMBOE	11.3 MMBOE	15.8 MMBOE	25

PXP

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South Louisiana Exploitation

Overview of Combined Company

Breton Sound / Main Pass / Chandeleur Sound

- 364 square mile 3D survey
- 13 prospects
- Amplitude / AVO supported
- 9,000 - 13,000' objectives
- 51% average W.I.
- 84 Bcfe net reserve potential
- 75% historical success
- 3TEC and OBO operations

TWILIGHT HARBOR PROSPECT
TREASURE BAY PROSPECT
TREASURE BAY EAST PROSPECT
HERCULES PROSPECT
DRACO PROSPECT
BOOTES PROSPECT
LYNX PROSPECT
POLARIS PROSPECT
AQUILA PROSPECT
SPOCK PROSPECT
3TEC Energy Corporation
MAIN PASS AREA

PXP

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South Louisiana Exploitation

Overview of Combined Company

St. Mary Parish

- 3D supported structural prospects
- 3TEC operated
- 55% W.I.
- $6.25MM gross D&C
- 2 probable
- Net current production – 6.5 MMcfe/d
- 35 Bcfe net reserve potential

Garden City West
3TEC #2 Bailey
Garden City Deep
3TEC #4 Bailey
BHL
Bailey #1
Garden City East
3TEC #3 Bailey
96 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 18.4 BCFE
Poss. (MA1F): 9.7 BCFE
212 Acres
3TEC #1 Bailey
Current Production Rate:
11,730 MCFD & 760 BOPD
30.7 BCFE Proved in MA1E
150 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 25.2 BCFE
Poss. (MA1F): 12.3 BCFE

PXP

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PXP Pro Forma Activity Areas

Overview of Combined Company

Exploration

Rocky Point Unit
Pt Arguello
L A Basin
- Inglewood Deep
Montebello
Arroyo Grande
Mt Poso
New Mexico
Oklahoma
Illinois
East Texas
Permian Basin
South Texas
South Louisiana
Production/Development
Exploitation
Exploration

PXP

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Bayou Carlin 3-D Survey Area

Overview of Combined Company

RECENT ACTIVITY IN MARG A AND YOUNGER SANDS - INCLUDES ONLY WELLS DRILLED POST 1996
TOTAL PROD. IN AREA: 10.8 TCF; 430 MMBO = 13.4 TCFE
DUCK LAKE SURVEY
NEWFIELD)
IN PROCESSING
BOURE SURVEY
(PETRO-HUNT/
SOUTHWEST '96)
6 COMMERCIAL
COMPLETIONS
GARDEN CITY SURVEY
7 WELLS DRILLED
6 COMMERCIAL
COMPLETIONS
PATTERSON
1 TCF
25 MMBO
GARDEN CITY
1.5 TCF
24 MMBO
COTE BLANCHE
ISLAND
239 BCF
95 MMBO
BAYOU CARLIN
292 BCF
7 MMBO
BAYOU CARLIN PROPOSED 102 SQ. MI.
3D SURVEY
ST. MARY
PATTERSON SURVEY
4 WELLS DRILLED
4 COMMERCIAL
COMPLETIONS
E. LAKE SAND SURVEY
(LL&E)
6 WELLS DRILLED
COMPLETIONS
1 APPARENT
DISCOVERY
LAKE SAND
970 BCF
17.5 MMBO
E. LAKE SAND
182 BCF
3.5 MMBO
BAYOU SALE
2.2 TCF
140 MMBO
BELLE ISLE
1.1 TCF
30 MMBO
BATEMAN LAKE/
SWEET BAY LAKE
COMPLEX

PXP

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Bayou de Chene

Overview of Combined Company

PXP

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Deep Garden City

Overview of Combined Company

MA 1C
MA 1D
MA 1E
MA 1F

PXP

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Deep Garden City

Overview of Combined Company

North/South Cross Section

A
A'
7 SANDS
CUM. 110 BCFE
3 SANDS
EUR 24 BCFE
2 SANDS PROVEN
32.3 BCFE PROVEN
4.5 BCFE PROBABLE
SOUTH GARDEN CITY FIELD
STRUCTURAL CROSS-SECTION
A-A'

PXP

21

Deep Planulina

Overview of Combined Company

PXP

22

Point Arguello

Overview of Combined Company

San Luis Obispo
Pismo Beach
Arroyo Grande
(PXP)
Point Pedernales
(Nuevo)
All American
Pipeline
Point
Arguello
(PXP)
Gaviota
Santa
Barbara
St. Ynez
(Exxon)

PXP

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Point Arguello – Rocky Point Area

Overview of Combined Company

Bonito Unit
1
3
2
Rocky Point Unit
Pt. Arguello Unit
Sword Unit

RP Test Wells

1. 1,629 BOPD
2. 3,500 BOPD
3. 1,100 BOPD

PXP

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Inventory Summary

Overview of Combined Company

	Area	Drills	Oil / Gas
Development	East Texas	125	Gas
	California	800	Oil
Exploitation	Breton Sound	8	Gas
	Garden City	2	Gas
	Inglewood Deep	100+	Oil
Exploratory	Bayou Carlin	10	Gas
	Bay de Chene	2	Gas
	Garden City Deep	1	Gas
	Rocky Point	8	Oil

PXP

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Pro Forma Capitalization

Financial Summary

($ in millions)

	Plains at 12/31/02E		
	Stand Alone	Adjustments	Pro Forma
Total Debt (Including Current Maturities):			
Bank Debt / Credit Facility	$36	$286	$322
Subordinated Debt	197	-	197
TOTAL DEBT	**$233**	$286	**$519**
Common Shareholders' Equity	177	159	336
TOTAL BOOK CAPITALIZATION	**$410**	$445	**$855**
Total Debt / Total Book Capitalization	56.8%		60.7%
Total Debt / LTM EBITDA [1]	2.4x		3.4x
LTM EBITDA / LTM Interest [1]	4.0x		5.3x
Total Debt / Proved Reserves ($/BOE)	$0.92		$1.72
Total Debt / Proved Developed Reserves ($/BOE)	$1.71		$2.95
R / P (years)	27.1		20.9

1. LTM EBITDA and interest as of 9/30/02.

PXP

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Combined Hedge Positions

Financial Summary

	2003	2004	2005
Oil	20,250 bpd @ $24.09	18,500 bpd @ $23.85	5,000 bpd @ $23.57
Gas	50 MMcf/d @ $5.00	20 MMcf/d @ $4.45 20 MMcf/d @ $4 x $5 collar	

PXP

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2003 Guidance

Financial Summary

2003 Guidance	PXP	3TEC	Pro Forma
2003E Production Data:			
Production (MMBOE) [1]	9,400 - 9,600	5,800 - 6,400	15,200 - 16,000
% Oil	95%	14%	63%
2003E Finacial Data:			
Production Expenses ($BOE)	$9.00 - $9.15	$4.62 - $4.92	$7.50 - $7.60
G&A ($/BOE) [2]	$1.50 - $1.60	$1.62 - $1.74	$1.40 - $1.50
Capital Expenditures ($MM)	$70 - $80	$55 - $65	$125 - 145

1. *Based on company guidance.*
2. *PXP's G&A does not include expenses related to outstanding stock appreciation rights (SARS). 2003 results will include expenses related to changes in the market price of common stock versus the average price of SARS and cash paid upon exercise in excess of amounts previously expensed.*

PXP

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Financing Strategy

Financial Summary

- Maintain well-capitalized, liquid balance sheet
  - Maintain financial flexibility
- Credit Facility
  - $400MM+ borrowing base
  - Approximately $300-325MM outstanding at closing
- Bank debt refinancing likely post-closing from one or a combination of:
  - Term out in bond market
  - Free cash flow
  - Non-core asset sales
  - Common equity offering
- Target low 40% debt/total capital ratio
- Continue hedging program to manage commodity risk

PXP

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Combined Operating Objectives

Pro Forma Company

- Maintain strong free cash flow from operations using consistent long-term hedging program
- Continue cost reductions and efficiencies while developing large, indigenous development, exploitation, and exploration inventory
- Build on strategic acquisition success, consolidation opportunities in several important basins
- Maintain conservative financial profile
- Grow Production > 10% per year
- Maintain Equity IRR > 25% for capex

PXP

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Summary

Pro Forma Company

- Transforming transaction
- Catalyst for growth
  - New core areas
  - Significant exploration potential
  - Attractive exploitation inventory
    - Enhances organic growth opportunities
- Accretive economics
  - Accretive to EPS and CFPS
- Diversifies commodity and geographic risk

PXP

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This presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. Plains Exploration & Production Company (“PXP”) and 3TEC Energy Corporation (“3TEC”) will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Texas 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.